Exhibit 99.4(rr)

FOURTH AMENDMENT TO SELLING AGREEMENT

This amendment (“Amendment”) to the Agreement (as defined below) is effective as of July 1, 2023, by and between UBS Financial Services Inc., a Delaware corporation (“UBS-FS”), UBS Asset Management (Americas) Inc. (“UBS AM”) and UBS Asset Management (US) Inc., a Delaware corporation (the “Distributor”). UBS-FS, UBS AM and Distributor are each a “Party” and together, the “Parties”).

RECITALS

WHEREAS, Distributor is the principal underwriter and distributor of the shares of the investment companies listed in Exhibit A to the Agreement that are registered under the Investment Company Act of 1940, as amended (the “1940 Act”), including each of the separate series of such investment companies (each, a “Fund” and collectively, the “Funds”);

WHEREAS, UBS-FS is registered under the Securities Exchange Act of 1934, as amended (the “1934 Act”), as a broker-dealer;

WHEREAS, the Parties entered into that certain Selling Agreement, dated January 1, 2015, as amended (the “Agreement”), related to sales of various classes of the Funds’ shares on the UBS-FS distribution platform, including without limitation the Funds’ adviser share class offered through UBS-FS’ advisory programs, the Class P (offered at net asset value without any sales loads or 12b-1 fees) to clients in brokerage accounts; and

WHEREAS, the Parties desire to amend the Agreement to clarify the compensation terms as set forth below.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants herein contained, which consideration is full and complete, the Parties hereby agree to amend the Agreement to reflect an amended and restated Section 5. Compensation:

1. Section 5. Compensation of the Agreement shall be deleted and replaced in its entirety by the following:

(a)	In return for providing the services set forth in this Agreement, Distributor will pay UBS-FS sales commissions and sales loads and 12b-1 asset-based service fees for assets in shares other than Clean Shares (that is, Class P Shares) Shares held in each Fund equal in amount to the percentage of net assets set forth in the Prospectus, calculated in the manner set forth in the Prospectus, and paid in the manner set forth in the Prospectus. For the avoidance of doubt, Distributor will not pay sales commissions and sales loads and 12b-1 fees on retail brokerage transactions or holdings in Clean Shares.

(b)	Distributor agrees to make certain cash payments to UBS-FS in connection with UBS-FS’ distribution of funds advised by UBS AM or distributed by Distributor, including without limitation the distribution of Clean Shares. These payments are in addition to any payments or compensation which UBS-FS may receive under its other agreements with Distributor to distribute the Funds. Such payments would be paid in consideration of distribution, marketing support and other services (“Distribution Support Services”) to be provided by UBS-FS. Specifically, Distributor hereby agrees to pay:

i)	Fees on Program Assets: 0.05% (5 basis points) per annum of the value of the average monthly equity assets and 0.05% (5 basis points) per annum of the value of the average monthly fixed-income assets that are invested in each Fund (except UBS Government Money Market Investments Fund, a series of PACE Select Advisors Trust) sold through the Programs, to be computed and paid on a quarterly basis, in consideration of distribution, marketing support and other services (the “Distribution Support Fee”); and

ii)	Fees on Retail (i.e., non-Program) Assets: a quarterly fee at the annual rate of 0.05% (5 basis points) of the net asset value of all equity Fund shares, other than Excluded Shares (as defined below), and 0.05% (5 basis points) of the net asset value of all fixed income Fund shares, during a year that this Agreement is in effect, excluding the Funds’ shares sold through the various wrap fee programs (“the Programs”) and shares of money market Funds and offshore Funds (“Excluded Shares”) in UBS-FS Accounts as of the end of such quarter (the “Asset Base”), valued as of the close of business on the last business day of the quarter.

iii)	Fees on UBS Government Money Market Investments Fund (PCEXX): a monthly fee at the annual rate of 0.05% (5 basis points) of applicable assets (“applicable assets” means assets other than “excluded shares” as such term is used in the Agreement) (the “UBS Government Money Market Investments Fund Fee”), during a year that this Agreement is in effect. Distributor shall, on a monthly basis, provide to UBS-FS for verification the calculation of fees paid on UBS Government Money Market Investments Fund; the Parties acknowledge that Distributor may reduce the UBS Government Money Market Investments Fund Fee as set forth below.

iv)	Notwithstanding the forgoing, UBS AM may, in its sole discretion, from time to time, voluntarily waive management fees payable by UBS Government Money Market Investments Fund to UBS AM and/or reimburse expenses of UBS Government Money Market Investments Fund to maintain the Fund’s yield at a particular level, to cap the level of Fund expenses or for some other business purpose (the “Voluntary Fee Waivers,” which term as used herein would also be deemed to include contractual fee waivers, such as those imposed by an annual fee waiver agreement and reflected in the fee chart included in the Fund’s “Fund summary” at the beginning of its Prospectuses). In the event a Voluntary Fee Waiver is implemented, each of the Parties agrees the UBS Government Money Market Investments Fund Fee shall be calculated and payable as follows:

a) for any month in which the aggregate amount of management fees payable by UBS Government Money Market Investments Fund to UBS AM after taking into account any Voluntary Fee Waivers exceeds 0.05% (5 basis points), the UBS Government Money Market Investments Fund Fee shall be 0.05% (5 basis points) of applicable assets as set forth in Section 5(b)(iii) above;

b) for any month in which the aggregate amount of management fees payable by UBS Government Money Market Investments Fund to UBS AM after taking into account any Voluntary Fee Waivers is between 0.01% (1 basis point) and 0.05% (5 basis points), the UBS Government Money Market Investments Fund Fee shall equal the amount of management fees paid by UBS Government Money Market Investments Fund to UBS AM for such month; and

c) for any month in which UBS AM has waived management fees for UBS Government Money Market Investments Fund in their entirety, the UBS Government Money Market Investments Fund Fee shall be zero.

(c)	The parties understand that the compensation described in Section 5(b) shall be paid by the Distributor and/or UBS AM and not the Funds.

(d)	Distributor and/or UBS AM will make each quarterly payment as described in this Section 5 within 30 days of the end of the applicable calendar quarter upon receipt of an itemized invoice from UBS-FS, except as otherwise discussed above with respect to UBS Government Money Market Investments Fund given that UBS-FS does not include such Fund on its quarterly itemized invoice. Additionally, for any invoiced amounts, the Distributor shall rely on UBS-FS calculations and records, except as otherwise noted above for UBS Government Money Market Investments Fund where the Distributor performs the initial calculations, which are then verified by UBS-FS. The Distributor will have seven business days to review and contest any invoices. Any invoices that are not contested within seven business days are agreed to be considered correct. The parties agree that the Distribution Support Fee applies to all assets covered by this Agreement with the exception of Class P2 Shares of any Fund, Qualified Plan assets (as such term is commonly understood between the parties) held at financial institutions other than UBS-FS or its affiliates, and Qualified Plan and IRA assets in the PACE Select program and discretionary advisory programs.

(e)	In the case of Funds whose shares are sold with a sales charge, Clients may be entitled to a reduction in sales charges on purchases made under a letter of intent (“Letter of Intent”) in accordance with the Prospectus of the applicable Fund. In such case, UBS-FS’ sales commissions and reallowance will be paid based upon the reduced sales charge, but an adjustment will be made as described in the Prospectus of the applicable Fund to reflect actual purchases of the Client if such Client should fail to fulfill their Letter of Intent. The sales charge and/or reallowance may be changed only upon reasonable advance written notice to UBS-FS. Further, Clients also may be entitled to a reduction in sales charges on purchases made through a right of accumulation in accordance with the Prospectus of the applicable Fund. Under a right of accumulation, Clients are permitted to purchase shares of a Fund at the then current public offering price per share applicable to the total of (i) the dollar amount of shares then being purchased, plus (ii) an amount equal to the then current net asset value or public offering price originally paid per share, whichever is higher, of the Client's combined holdings of the shares of such Fund and of any other open-end registered investment company as may be permitted by the Prospectus of the applicable Fund. In such case, UBS-FS agrees to furnish to Distributor or the Funds’ transfer agent sufficient information to permit Distributor’s confirmation of qualification for a reduced sales charge, and acceptance of the purchase order is subject to such confirmation. Further, UBS-FS agrees to advise Distributor promptly at Distributor’s request as to amounts of any and all purchases of Fund shares made by UBS-FS, as agent for its Clients, qualifying for a reduced sales charge.

(f)	For any communication to Fund shareholders that UBS-FS makes on behalf of Distributor pursuant to this Agreement, Distributor will provide UBS-FS with copies of the communications in amounts as UBS-FS may reasonably request and Distributor will reimburse UBS-FS for all reasonable out-of-pocket expenses that UBS-FS incurs in mailing such shareholder communications, including the cost of any mailing agent. In addition, Distributor will reimburse UBS-FS for any reasonable out-of-pocket costs it incurs to receive, tabulate, and transmit proxies.

(g)	Upon execution of an amendment as required under this Agreement, the parties may change or discontinue any fee schedule or agree on a revised schedule. With respect to services provided after the effective date of any change in or discontinuance of a fee schedule, any fees will be allowable or payable to UBS-FS only in accordance with such change, discontinuance, or termination. Services provided before the effective date of any such change, discontinuance, or termination will be subject to the fee schedule that was in effect at the time the services were provided. Distributor hereby agrees to notify UBS-FS in writing of any increase in the amount of 12b-1 fees paid to UBS-FS pursuant to paragraph (a) of this Section 5.

2. Capitalized terms used in this Amendment that are not otherwise defined in this Amendment, shall have the meaning as provided in the Agreement. Except as expressly amended by this Amendment, the terms and conditions of the Agreement remain in full force and effect.

IN WITNESS WHEREOF, the undersigned have caused this Amendment to be executed as of the date first above written.

UBS Financial Services Inc.	UBS Asset Management (US) Inc.

/s/ William Reilly	/s/ John Challice

By: William Reilly	By: John Challice
Title: Director	Title: Director

UBS Financial Services Inc.	UBS Asset Management (US) Inc.

/s/ Melanie Selwyn	/s/ Michael Belasco

By: Melanie Selwyn	By: Michael Belasco
Title: Director	Title: Managing Director

UBS Asset Management (Americas) Inc.	UBS Asset Management (Americas) Inc.

/s/ Joanne M. Kilkeary	/s/ Keith A. Weller

By: Joanne M. Kilkeary	By: Keith A. Weller
Title: Executive Director	Title: Executive Director

5